ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended September 30			Nine months ended September 30
($ millions unless indicated otherwise)	2025	2024	Change %	2025	2024	Change %

Net sales	2,589	2,433	6	7,617	7,359	4
Gross profit	1,458	1,371	6	4,229	4,127	2
Operating income	332	332	—	1,047	1,018	3
Operating margin (%)	12.8	13.6		13.7	13.8
Net income	237	263	(10)	763	734	4
Net income attributable to:
Shareholders of Alcon Inc.	237	263	(10)	763	734	4
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(1)	0.48	0.53	(9)	1.54	1.48	4
Diluted earnings per share ($)(1)	0.48	0.53	(9)	1.53	1.48	3
(1)Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc. Per share amounts may not add across quarters due to rounding.

Net sales by segment

	Three months ended September 30			Nine months ended September 30
($ millions unless indicated otherwise)	2025	2024	Change %	2025	2024	Change %

Surgical
Implantables	432	422	2	1,308	1,319	(1)
Consumables	745	701	6	2,234	2,123	5
Equipment/other	243	215	13	664	657	1
Total Surgical	1,420	1,338	6	4,206	4,099	3

Vision Care
Contact lenses	707	664	6	2,087	1,971	6
Ocular health	462	431	7	1,324	1,289	3
Total Vision Care	1,169	1,095	7	3,411	3,260	5
Net sales	2,589	2,433	6	7,617	7,359	4
Third quarter
Surgical
Surgical net sales were $1.4 billion, an increase of 6%, including favorable currency impacts of 1%.
•Implantables net sales were $432 million, an increase of 2%, reflecting the launch of PanOptix Pro, as well as continued competitive pressures.
•Consumables net sales were $745 million, an increase of 6%, reflecting improving market conditions, price increases and favorable currency impacts of 1%.
•Equipment/other net sales were $243 million, an increase of 13%. This growth was led by recent equipment launches, including Unity VCS.
Vision Care
Vision Care net sales were $1.2 billion, an increase of 7%, including favorable currency impacts of 2%.
•Contact lenses net sales were $707 million, an increase of 6%, including favorable currency impacts of 1%. Growth was driven by product innovation and price increases, partially offset by declines in legacy products.
•Ocular health net sales were $462 million, an increase of 7%, including favorable currency impacts of 1%. Growth was led by products for dry eye and glaucoma, including Systane, Tryptyr and Rocklatan, partially offset by declines in contact lens care. The prior year period included sales of certain eye drops in China which were divested and out-licensed in late 2024.
Nine months
Surgical
Surgical net sales were $4.2 billion, an increase of 3%.
•Implantables net sales were $1.3 billion, a decrease of 1%, including unfavorable currency impacts of 1%, reflecting soft market conditions and competitive pressures.
•Consumables net sales were $2.2 billion, an increase of 5%. Growth was led by vitreoretinal and cataract consumables, particularly in international markets, and price increases.
•Equipment/other net sales were $664 million, an increase of 1%. Growth from sales of recently launched equipment, including Unity VCS, were partially offset by declines in legacy equipment.

Vision Care
Vision Care net sales were $3.4 billion, an increase of 5%, including favorable currency impacts of 1%.
•Contact lenses net sales were $2.1 billion, an increase of 6%, including favorable currency impacts of 1%. Growth was primarily driven by product innovation and price increases, partially offset by declines in legacy products.
•Ocular health net sales were $1.3 billion, an increase of 3%. Growth was led by products for dry eye and glaucoma, including Systane and Rocklatan, partially offset by declines in contact lens care. The prior year period included sales of certain eye drops in China which were divested and out-licensed in late 2024.

Operating income

	Three months ended September 30			Nine months ended September 30
($ millions unless indicated otherwise)	2025	2024	Change %	2025	2024	Change %

Cost of net sales	(1,136)	(1,064)	(7)	(3,403)	(3,235)	(5)
Gross profit	1,458	1,371	6	4,229	4,127	2
Gross margin (%)	56.3	56.4		55.5	56.1
Selling, general & administration	(865)	(809)	(7)	(2,548)	(2,448)	(4)
Research & development	(250)	(225)	(11)	(717)	(644)	(11)
Other income	10	5	100	164	16	nm
Other expense	(21)	(10)	(110)	(81)	(33)	(145)
Operating income	332	332	—	1,047	1,018	3
Operating margin (%)	12.8	13.6		13.7	13.8
nm = not meaningful
Third quarter
Operating income was $332 million (0%), in line with the prior year period. Operating margin decreased 0.8 percentage points. The current year period included incremental tariffs, sales and marketing investments behind new product launches and increased investment in research and development, including from recent acquisitions. The decline in operating margin was partially offset by manufacturing efficiencies, price increases and a positive 0.3 percentage point impact from currency.
Nine months
Operating income was $1.0 billion (+3%), in line with the prior year period. Operating margin decreased 0.1 percentage points. The current year period included incremental tariffs, increased investment in research and development, including from recent acquisitions, $44 million of product discontinuation charges in Vision Care, $36 million of acquisition and integration related items and a negative 0.1 percentage point impact from currency. The decline in operating margin was partially offset by $142 million on fair value remeasurements of investments in associated companies and price increases.

Segment contribution
For additional information regarding segment contribution, please refer to Note 3 to the Condensed Consolidated Interim Financial Statements.

	Three months ended September 30			Nine months ended September 30
($ millions unless indicated otherwise)	2025	2024	Change %	2025	2024	Change %

Surgical segment contribution	357	331	8	1,071	1,120	(4)
As % of net sales	25.1	24.7		25.5	27.3
Vision Care segment contribution	257	264	(3)	746	702	6
As % of net sales	22.0	24.1		21.9	21.5
Not allocated to segments	(282)	(263)	(7)	(770)	(804)	4
Operating income	332	332	—	1,047	1,018	3
Third quarter
Surgical
Surgical segment contribution was $357 million (+8%), compared to $331 million in the prior year period. Segment contribution margin increased 0.4 percentage points, primarily driven by operating leverage from higher sales and a positive 0.2 percentage point impact from currency, partially offset by incremental tariffs.
Vision Care
Vision Care segment contribution was $257 million (-3%), compared to $264 million in the prior year period. Segment contribution margin decreased 2.1 percentage points, primarily due to incremental tariffs, sales and marketing investments behind new product launches and increased investment in research and development, including from a recent acquisition. The decline in segment contribution margin was partially offset by manufacturing efficiencies, price increases and a positive 0.3 percentage point impact from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $282 million (-7%), compared to $263 million in the prior year period. The increase in amounts not allocated was primarily driven by $13 million of acquisition and integration items in the current year period.
Nine months
Surgical
Surgical segment contribution was $1.1 billion (-4%), compared to $1.1 billion in the prior year period. Segment contribution margin decreased 1.8 percentage points, primarily due to higher inventory-related costs, including incremental tariffs.
Vision Care
Vision Care segment contribution was $746 million (+6%), compared to $702 million in the prior year period. Segment contribution margin increased 0.4 percentage points. The current year period included incremental tariffs and increased investment in research and development, including from a recent acquisition, offset by price increases. The prior year period was impacted by inventory provisions due to a supplier-related quality issue.
Not allocated to segments
Operating loss not allocated to segments totaled $770 million (+4%), compared to $804 million in the prior year period. The decrease in amounts not allocated was primarily driven by gains of $142 million on fair value remeasurements of investments in associated companies, partially offset by $44 million of product discontinuation charges and $36 million of acquisition and integration items.

Non-operating income & expense

	Three months ended September 30			Nine months ended September 30
($ millions unless indicated otherwise)	2025	2024	Change %	2025	2024	Change %

Operating income	332	332	—	1,047	1,018	3
Interest expense	(51)	(49)	(4)	(151)	(144)	(5)
Other financial income & expense	3	10	(70)	16	34	(53)
Share of (loss) from associated companies	(1)	(1)	—	(16)	(1)	nm
Income before taxes	283	292	(3)	896	907	(1)
Taxes	(46)	(29)	(59)	(133)	(173)	23
Net income	237	263	(10)	763	734	4
Net income attributable to:
Shareholders of Alcon Inc.	237	263	(10)	763	734	4
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(1)	0.48	0.53	(9)	1.54	1.48	4
Diluted earnings per share ($)(1)	0.48	0.53	(9)	1.53	1.48	3
nm = not meaningful
(1)    Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc. Per share amounts may not add across quarters due to rounding.
Third quarter
Interest expense
Interest expense was $51 million, broadly in line with the prior year period.
Other financial income & expense
Other financial income & expense was a net benefit of $3 million, compared to $10 million in the prior year period, primarily driven by lower interest income.
Share of (loss) from associated companies
Share of (loss) from associated companies was $1 million, in line with the prior year period.
Taxes
Tax expense was $46 million, compared to $29 million in the prior year period. The average tax rate was 16.3%, compared to 9.9% in the prior year period, primarily driven by a less favorable mix of pre-tax income/(loss) across geographical tax jurisdictions in the current year period and higher discrete tax benefits in the prior year period.
Net income and earnings per share
Net income attributable to shareholders of Alcon Inc. was $237 million, compared to $263 million in the prior year period, primarily due to higher tax expense. The associated basic and diluted earnings per share were $0.48, compared to basic and diluted earnings per share of $0.53 in the prior year period.
Nine months
Interest expense
Interest expense was $151 million, broadly in line with the prior year period.
Other financial income & expense
Other financial income & expense was a net benefit of $16 million, compared to $34 million in the prior year period, primarily driven by an increase in foreign currency exchange losses.

Share of (loss) from associated companies
Share of (loss) from associated companies was $16 million, compared to $1 million in the prior year period, following an increase in Alcon's investment in associated companies compared to the prior year period.
Taxes
Tax expense was $133 million, compared to $173 million in the prior year period. The average tax rate was 14.8%, compared to 19.1% in the prior year period. The decrease in average tax rate is primarily driven by a non-taxable gain on the fair value remeasurement of an investment in an associated company and higher discrete tax benefits in the current year period.
Net income and earnings per share
Net income was $763 million, compared to $734 million in the prior year period, primarily due higher operating income, including gains of $142 million on fair value remeasurements of investments in associated companies, partially offset by $44 million of product discontinuation charges, and lower tax expense. The associated basic and diluted earnings per share were $1.54 and $1.53, respectively, compared to basic and diluted earnings per share of $1.48 in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities
Net cash flows from operating activities amounted to $1.6 billion in the first nine months of 2025, in line with the prior year period. The current year period reflects lower taxes paid due to timing of payments and tax refunds received, offset by a higher impact from changes in net working capital. The prior year period included transformation payments following the completion of the transformation program in the fourth quarter of 2023.
Changes in net working capital in the current year were mainly driven by an increase in inventories, an increase in trade receivables and the net change in other operating liabilities, partially offset by an increase in trade payables. The increase in inventories was primarily to meet expected upcoming demand. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating liabilities was primarily driven by the timing of annual associate short-term incentive payments, which generally occur in the first quarter and were lower than in the prior year period. The increase in trade payables was primarily driven by the timing of payments and raw materials purchases.
Changes in net working capital in the prior year period were mainly driven by an increase in inventories and the net change in other operating liabilities. The increase in inventories was primarily to meet expected upcoming demand. The net change in other operating liabilities was primarily driven by the timing of annual associate short-term incentive payments. Refer to Note 9 to the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital in the current and prior year periods.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $1.0 billion in the first nine months of 2025, compared to $834 million in the prior year period. Cash outflows in the current year period primarily include the acquisition of a majority interest in Aurion Biotech, Inc. ("Aurion"), the acquisitions of LumiThera, Inc. ("LumiThera") and Cylite Pty Ltd. ("Cylite"), capital expenditures and purchases of intangible assets, primarily related to software, partially offset by proceeds from a time deposit which matured in February 2025. Refer to Note 12 to the Condensed Consolidated Interim Financial Statements for additional information on the Aurion, LumiThera and Cylite transactions.
Cash outflows in the prior year period primarily included capital expenditures, purchase of time deposits, purchases of software and other intangible assets, payments for financial assets measured at fair value through other comprehensive income ("FVOCI"), investments in associated companies and the acquisition of BELKIN Vision Ltd. ("BELKIN"). Refer to Notes 13 and 12 to the Condensed Consolidated Interim Financial Statements for additional information on the investments in associated companies and BELKIN acquisition, respectively.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $789 million in the first nine months of 2025, compared to $318 million in the prior year period. Cash outflows in the current year period primarily include payments for the acquisition of treasury shares, dividends paid to shareholders of Alcon Inc., realized foreign exchange losses, lease payments and withholding taxes paid upon net settlements of equity-based compensation.
Cash outflows in the prior year period primarily included dividends paid to shareholders of Alcon Inc., lease payments, net payments related to certain local debt facilities and withholding taxes paid upon net settlements of equity-based compensation.

Balance sheet
Assets
Total non-current assets were $25.2 billion as of September 30, 2025, an increase of $1.2 billion when compared to $24.0 billion as of December 31, 2024. Intangible assets other than goodwill and Goodwill increased $585 million and $310 million, respectively, primarily due to the acquisition of a majority interest in Aurion, the acquisitions of LumiThera and Cylite and additions of software and other intangible assets, partially offset by recurring amortization and asset impairments. Property, plant and equipment increased $307 million primarily due to capital expenditures and foreign currency effects, partially offset by depreciation. Financial assets increased $88 million primarily due to fair value adjustments of long-term financial investments measured at FVOCI. Other non-current assets decreased $195 million, primarily due to a decrease in investments in associated companies as a result of the Aurion and Cylite transactions.
Total current assets were $6.3 billion as of September 30, 2025, in line with December 31, 2024. Trade receivables increased $172 million due to higher sales outpacing collections and foreign currency translation effects. Inventories increased $165 million primarily due to increases to meet expected upcoming demand and foreign currency translation effects. Cash and cash equivalents decreased $178 million due to the net impact of operating, investing and financing activities as described in the preceding section. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure. Time deposits decreased $153 million due to maturity of a time deposit in February 2025.
Liabilities
Total non-current liabilities were $6.4 billion as of September 30, 2025, a decrease of $70 million when compared to $6.5 billion as of December 31, 2024. Deferred tax liabilities increased $187 million primarily related to Aurion and LumiThera, partially offset by deferred tax liabilities related to intangible assets due to recurring amortization. Provisions and other non-current liabilities increased $119 million primarily due to an increase in contingent consideration liabilities related to the acquisition of LumiThera. Financial debts decreased $375 million primarily due to the reclassification of the Series 2026 Notes from non-current to current.
Total current liabilities were $3.0 billion as of September 30, 2025, an increase of $712 million when compared to $2.3 billion as of December 31, 2024. Financial debts increased $465 million primarily due to the reclassification of the Series 2026 Notes from non-current to current. Trade payables increased $122 million primarily due to timing of payments and raw materials purchases. Current income tax liabilities increased $92 million primarily due to timing of payments, partially offset by tax refunds received.
The average maturity of financial debts outstanding as of September 30, 2025 is 9.0 years, and 97% of Alcon's financial debt is at fixed interest rates. We believe that we have adequate liquidity to meet our needs.
The $1.32 billion revolving credit facility remained undrawn as of September 30, 2025 and November 11, 2025. A $1.9 billion bridge loan facility was executed in August 2025 and also remained undrawn as of September 30, 2025 and November 11, 2025.
Equity
Equity was $22.1 billion as of September 30, 2025, an increase of $535 million when compared to $21.6 billion as of December 31, 2024. Equity attributable to non-controlling interests amounted to $2 million as of September 30, 2025 related to Aurion.

Additional Considerations
Planned acquisition of STAAR Surgical Company
On August 4, 2025, Alcon entered into a definitive agreement to acquire STAAR Surgical Company ("STAAR"), a global medical technology company focused on the research, development, manufacturing, distribution and sale of phakic intraocular lenses. The planned acquisition will complement Alcon’s existing Surgical portfolio in the treatment of myopia. Pursuant to the terms of the agreement, Alcon agreed to pay $28.00 per share to acquire all outstanding shares of STAAR’s common stock for total consideration of approximately $1.5 billion. The transaction is subject to customary closing conditions, including regulatory approval and approval by STAAR’s stockholders, and is expected to close in six to nine months.
On August 20, 2025, the Company executed a $1.9 billion bridge loan agreement (the "2025 Bridge Loan Facilities") with Morgan Stanley Bank International Limited and Morgan Stanley Bank, N.A., split in two tranches of $1.4 billion (“Facility A”) and $0.5 billion (“Facility B”), respectively, with Alcon Finance Corporation being an additional possible borrower. The 2025 Bridge Loan Facilities will be fully guaranteed by the Company. Facility A is restricted for use in funding the planned acquisition of STAAR, whereas Facility B may be used for financing or refinancing of any other acquisitions. On August 29, 2025, a syndication agreement was executed to add more financial institutions as new lenders under the 2025 Bridge Loan Facilities. The 2025 Bridge Loan Facilities remained fully undrawn as of September 30, 2025. The maturity of the 2025 Bridge Loan Facilities will be determined upon the completion of the related acquisitions.
Tariffs
Beginning April 2025, the United States government announced additional tariffs on goods imported into the United States, and some nations have responded with reciprocal tariffs and other actions. Since then, there have been temporary reductions or pauses of certain tariffs to allow for trade negotiations, as well as new tariff announcements. Additional tariffs incurred in the United States and China during the three and nine months ended September 30, 2025 amounted to $30 million and $57 million, respectively, of which $26 million and $38 million, respectively, was recognized in Cost of net sales in the Condensed Consolidated Income Statement and $19 million was recognized in Inventories in the Condensed Consolidated Balance Sheet as of September 30, 2025. The future effects of these tariffs, along with any additional further changes in trade policies, are uncertain and could have an adverse effect on our business, financial condition, cash flows and results of operations. Further, adverse economic conditions impacting our customers or uncertainty about global economic conditions could cause purchases of our products to decline, which would adversely affect our net sales and operating results.
Assuming the tariff rates and exemptions announced as of November 10, 2025 persist through the end of the year, we estimate the gross impact would increase 2025 Cost of net sales by approximately $100 million. We expect to fully offset this impact in the year from foreign exchange impacts as well as operational actions. These foreign exchange impacts assume foreign exchange rates as of the end of October 2025 prevail through the end of the year.
Refer to “Item 3. Key Information—3.D. Risk Factors—Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business” in the 2024 form 20-F.
Share repurchase program
On February 25, 2025, the Company's Board of Directors authorized the repurchase of up to $750 million of the Company’s common shares. The shares acquired are held in treasury and are intended to offset the dilutive effect of shares vesting under Alcon's equity-based incentive plans. Alcon expects to fund the repurchases through cash generated from operations. The program is authorized by the Swiss Takeover Board and subject to customary safe harbor conditions. The timing and total amount of share repurchases will depend upon a variety of factors. The share repurchase program is expected to be completed over a three year period but may be suspended or discontinued at any time. Refer to Note 5 to the Condensed Consolidated Interim Financial Statements for details on share repurchase activity for the nine months ended September 30, 2025.

Federal legislation
On July 4, 2025, the United States Congress enacted budget reconciliation bill H.R. 1, which includes significant provisions such as the permanent extension of certain provisions of the Tax Cuts and Jobs Act that were set to expire. The legislation has multiple effective dates, with certain provisions effective in 2025 and others to be implemented through 2027. The enactment of H.R. 1 did not materially impact Alcon's Condensed Consolidated Financial Statements for the period ended September 30, 2025.
Alcon continues to evaluate the potential future impact of the tax law changes on our Consolidated Financial Statements, but does not expect H.R. 1 to have a material impact to the effective tax rate. Alcon is currently assessing the provisions of H.R. 1 on the timing of deductions, which may impact cash tax payment obligations.
Foreign currencies
We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Singaporean Dollars, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended September 30		Nine months ended September 30
($ millions except earnings per share)	Note	2025	2024	2025	2024
Net sales	3	2,589	2,433	7,617	7,359
Other revenues	3	25	21	66	50
Net sales and other revenues		2,614	2,454	7,683	7,409
Cost of net sales		(1,136)	(1,064)	(3,403)	(3,235)
Cost of other revenues		(20)	(19)	(51)	(47)
Gross profit		1,458	1,371	4,229	4,127
Selling, general & administration		(865)	(809)	(2,548)	(2,448)
Research & development		(250)	(225)	(717)	(644)
Other income		10	5	164	16
Other expense		(21)	(10)	(81)	(33)
Operating income		332	332	1,047	1,018
Interest expense		(51)	(49)	(151)	(144)
Other financial income & expense		3	10	16	34
Share of (loss) from associated companies	13	(1)	(1)	(16)	(1)
Income before taxes		283	292	896	907
Taxes		(46)	(29)	(133)	(173)
Net income		237	263	763	734
Net income attributable to:
Shareholders of Alcon Inc.		237	263	763	734
Non-controlling interests		—	—	—	—

Earnings per share ($)(1)
Basic		0.48	0.53	1.54	1.48
Diluted		0.48	0.53	1.53	1.48

Weighted average number of shares outstanding (millions)
Basic	5	493.2	494.6	494.5	494.3
Diluted	5	495.9	497.7	497.3	497.2
(1) Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024

Net income	237	263	763	734
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	(19)	99	175	25
Total of items to eventually recycle	(19)	99	175	25
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial (losses)/gains from defined benefit plans, net of taxes(2)	(1)	(18)	4	1
Fair value adjustments on equity investments, net of taxes(3)	(19)	65	44	70
Total of items never to be recycled	(20)	47	48	71
Total comprehensive income	198	409	986	830
Total comprehensive income for the period attributable to:
Shareholders of Alcon Inc.	198	409	986	830
Non-controlling interests	—	—	—	—
(1)Amounts are net of tax benefit of $0.4 million and $0.2 million for the three months ended September 30, 2025 and 2024, respectively. Amounts are net of tax expense of $2 million and $0.3 million for the nine months ended September 30, 2025 and 2024, respectively.
(2)Amount is net of tax expense of $0.1 million for the three months ended September 30, 2025. Amount is net of tax benefit of $4 million for the three months ended September 30, 2024. Amounts are net of tax expense of $1 million and $2 million for the nine months ended September 30, 2025 and 2024, respectively.
(3)Amount is net of tax benefit of $7 million for the three months ended September 30, 2025. Amount is net of tax expense of $22 million for the three months ended September 30, 2024. Amounts are net of tax expense of $3 million and $23 million for the nine months ended September 30, 2025 and 2024, respectively.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	September 30, 2025	December 31, 2024
Assets
Non-current assets
Property, plant & equipment		4,696	4,389
Right-of-use assets		451	449
Goodwill		9,256	8,946
Intangible assets other than goodwill	6	9,172	8,587
Deferred tax assets		477	421
Financial assets	8	740	652
Other non-current assets		399	594
Total non-current assets		25,191	24,038
Current assets
Inventories		2,433	2,268
Trade receivables		1,908	1,736
Income tax receivables		31	23
Cash and cash equivalents		1,498	1,676
Time deposits		—	153
Other current assets		463	453
Total current assets		6,333	6,309
Total assets		31,524	30,347

Equity and liabilities
Equity
Share capital		20	20
Reserves		22,066	21,533
Equity attributable to shareholders of Alcon Inc.		22,086	21,553
Non-controlling interests	12	2	—
Total equity		22,088	21,553
Liabilities
Non-current liabilities
Financial debts	7	4,163	4,538
Lease liabilities		428	429
Deferred tax liabilities		911	724
Provisions & other non-current liabilities		944	825
Total non-current liabilities		6,446	6,516
Current liabilities
Trade payables		895	773
Financial debts	7	570	105
Lease liabilities		79	68
Current income tax liabilities		196	104
Provisions & other current liabilities		1,250	1,228
Total current liabilities		2,990	2,278
Total liabilities		9,436	8,794
Total equity and liabilities		31,524	30,347
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)
Nine months ended September 30, 2025

	Attributable to shareholders of Alcon Inc.
($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2025	20	21,688	(65)	51	(141)	(155)	21,553	—	21,553
Net income		763				—	763	—	763
Other comprehensive income			44	4	175	223	223	—	223
Total comprehensive income	—	763	44	4	175	223	986	—	986
Dividends		(168)				—	(168)	—	(168)
Acquisition of treasury shares		(384)				—	(384)	—	(384)
Equity-based compensation		72				—	72	—	72
Initial recognition of non-controlling interests		—				—	—	27	27
Changes in non-controlling interests		—				—	—	(25)	(25)
Other movements(2)		37	(10)			(10)	27	—	27
Total other movements	—	(443)	(10)	—	—	(10)	(453)	2	(451)
Balance as of September 30, 2025	20	22,008	(31)	55	34	58	22,086	2	22,088
Nine months ended September 30, 2024

	Attributable to shareholders of Alcon Inc.
($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Total equity
Balance as of January 1, 2024	20	20,624	(32)	37	(25)	(20)	20,624
Net income		734				—	734
Other comprehensive income			70	1	25	96	96
Total comprehensive income	—	734	70	1	25	96	830
Dividends		(131)				—	(131)
Equity-based compensation		69				—	69
Other movements(2)		(1)	(2)			(2)	(3)
Total other movements	—	(63)	(2)	—	—	(2)	(65)
Balance as of September 30, 2024	20	21,295	36	38	—	74	21,389
(1) "Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting. For the nine months ended September 30, 2025, Other reserves also includes reversals of previously-recognized deferred taxes and reclassifications related to the settlements of equity investments. For the nine months ended September 30, 2024, Other reserves also includes a reclassification related to the settlement of an equity investment.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Nine months ended September 30
($ millions)	Note	2025	2024

Net income		763	734
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	9.1	859	916
Equity-based compensation expense		118	114
Non-cash change in current and non-current provisions and other non-current liabilities		61	44
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		7	13
Interest expense		151	144
Other financial income & expense		(16)	(34)
Share of loss from associated companies	13	16	1
Taxes		133	173
Interest received		52	48
Interest paid		(139)	(135)
Other financial payments		(6)	(7)
Taxes paid		(95)	(159)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		1,904	1,852
Net payments out of provisions and other cash movements in non-current liabilities		(52)	(73)
Change in net current assets and other operating cash flow items	9.2	(239)	(161)
Net cash flows from operating activities		1,613	1,618
Purchase of property, plant & equipment		(374)	(322)
Proceeds from sale of property, plant & equipment		5	—
Purchase of intangible assets		(88)	(118)
Purchase of investments in associated companies	13	(8)	(75)
Payments for financial assets		(30)	(117)
Purchase of time deposits		—	(150)
Proceeds from time deposits		150	—
Proceeds from financial assets		3	9
Acquisitions of businesses, net of cash acquired	12	(693)	(61)
Other investing cash flows		(9)	—
Net cash flows used in investing activities		(1,044)	(834)
Dividends paid to shareholders of Alcon Inc.	5	(166)	(130)
Repayment of financial debts		(102)	(47)
Proceeds from financial debts, net of issuance costs		49	39
Other net changes in financial debts		36	(49)
Payments for acquisition of treasury shares	5	(369)	—
Lease payments		(60)	(64)
Payment of withholding taxes related to equity-based compensation		(46)	(45)
Transactions with non-controlling interests	12	(25)	—
Other financing cash flows		(106)	(22)
Net cash flows used in financing activities		(789)	(318)
Effect of exchange rate changes on cash and cash equivalents		42	6
Net change in cash and cash equivalents		(178)	472
Cash and cash equivalents at January 1		1,676	1,094
Cash and cash equivalents at September 30		1,498	1,566
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Selected accounting policies
Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 2 to the December 31, 2024 Consolidated Financial Statements in the Company’s 2024 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of International Financial Reporting Standards ("IFRS") financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. For non-wholly owned subsidiaries, non-controlling interests are recognized to reflect the portion of equity that is not attributable, directly or indirectly, to Alcon. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS as issued by the IASB ("IFRS Accounting Standards") and can be found in the Form 20-F.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income and cash flows in accordance with IFRS Accounting Standards. Alcon's principal accounting policies are set out in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Use of estimates and assumptions
The preparation of Condensed Consolidated Interim Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, that affect the reported amounts of assets and liabilities as well as revenues and expenses. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
Business combinations
The business combinations accounting policy was expanded in 2025 to include business combinations achieved in stages and non-controlling interests, as follows:
If the business combination is achieved in stages, the acquisition date carrying value of Alcon’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in Other income or Other expense, respectively, in the Consolidated Income Statement.
Alcon recognizes non-controlling interests in the acquired entity on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interests' proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis.

Treasury shares
The accounting policies were expanded in 2025 to include treasury shares acquired in repurchases, as follows:
Common shares repurchased, which are measured at fair value on their trade date and include transaction costs directly attributable to the repurchase, are held in treasury and deducted from equity. No gains or losses are recognized in the Consolidated Income Statement on the purchase or issuance of such shares. Payments for the acquisition of treasury shares are recorded in Financing activities in the Consolidated Statement of Cash Flows.
Treasury share repurchases denominated in a currency other than the reporting currency are valued at the trade date using the spot exchange rate for the reporting currency. Any realized foreign exchange gains or losses arising between the trade date and settlement date is recognized in Other financial income & expense in the Consolidated Income Statement. If the trade date by the broker or bank and settlement date of the repurchase by the Company fall in different reporting periods, an accrued liability is recognized at period-end for the settlement obligation in Provisions & other current liabilities on the Consolidated Balance Sheet.
Impairment of goodwill, Alcon brand name and definite lived intangible assets
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired in-process research & development ("IPR&D") projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.
New standards and interpretations not yet adopted
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. IFRS 18 will be retroactively effective for our annual reporting periods beginning on January 1, 2027, with early adoption permitted. The standard is expected to improve comparability and transparency of financial statements by requiring defined subtotals in the Consolidated Income Statement, requiring disclosure of management-defined performance measures and adding new principles for aggregation and disaggregation of information. Alcon is currently evaluating the impact of this standard on its Consolidated Financial Statements.
Other than previously described, as of September 30, 2025 there are no IFRS Accounting Standards, interpretations or amendments not yet effective that would be expected to have a material impact on Alcon upon adoption.

2. Significant transactions
Significant transactions in 2025
Surgical - Acquisition of LumiThera, Inc.
On September 2, 2025, Alcon closed on a merger agreement and acquired the remaining outstanding equity of LumiThera Inc. ("LumiThera"), resulting in 100% ownership when combined with Alcon's existing investment in LumiThera. LumiThera is a privately held, US-based company that developed and commercializes the Valeda photobiomodulation device, a multi-wavelength treatment for dry age-related macular degeneration, which supplements Alcon's Surgical portfolio. The acquisition of the equity interest was accounted for as a business combination that resulted in goodwill of $42 million after the preliminary purchase price allocation ("PPA") of the consideration to the fair values of acquired assets and assumed liabilities. The fair value of the assets acquired and liabilities assumed for the acquisition were based on preliminary calculations and valuations, and are subject to change as additional information is obtained during the respective measurement period up to one year from the acquisition date. Total cash paid at closing, net of cash acquired, was $125 million. Refer to Note 12 for additional information and preliminary PPA.

Vision Care - Acquisition of majority interest in Aurion Biotech, Inc.
On March 24, 2025, Alcon closed on agreements with certain existing shareholders of Aurion Biotech, Inc. ("Aurion") to acquire approximately 58.7% of outstanding equity for approximately $486 million and outstanding convertible notes from the same shareholders for approximately $36 million, totaling $522 million cash paid at closing. When combined with Alcon's existing 40.3% investment in Aurion, the transaction resulted in 99% ownership of Aurion on an outstanding basis. Aurion's ownership on a fully diluted basis at closing was approximately 85.0% held by Alcon and 15.0% held by non-controlling interests. This transaction supports Alcon's ophthalmic pharmaceutical portfolio expansion, including biopharmaceutical applications, with the potential to advance the first-ever corneal cell therapy candidate. The acquisition of majority interest was accounted for as a business combination that resulted in goodwill of $172 million after the preliminary PPA of the consideration to the fair values of acquired assets and assumed liabilities. The fair values of the acquired assets and assumed liabilities are provisional primarily due to pending final measurement of the non-controlling interests and valuation of acquired tax attributes. Total cash paid at closing, net of cash acquired, was $496 million. Refer to Note 12 for additional information, including preliminary PPA and details related to the associated non-controlling interests.
Surgical - Acquisition of Cylite Pty Ltd.
On January 16, 2025, Alcon executed a stock purchase agreement and acquired approximately 91.2% of outstanding equity from Cylite Pty Ltd. ("Cylite") shareholders, resulting in 100% ownership when combined with Alcon's existing 8.8% investment in Cylite. The Cylite diagnostic device complements Alcon’s existing Surgical portfolio for cataracts. The acquisition of the remaining equity interest was accounted for as a business combination that resulted in goodwill of $90 million after the preliminary PPA of the consideration to the fair values of acquired assets and assumed liabilities. The fair value of the assets acquired and liabilities assumed for the acquisition were based on preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as additional information is obtained during the respective measurement period up to one year from the acquisition date. Total cash paid at closing, net of cash acquired, was $72 million. Refer to Note 12 for additional information and preliminary PPA.
Significant transactions in 2024
Divestment of product rights and out-licensing in China
On October 17, 2024, Alcon closed on a set of definitive agreements to divest its rights in China in favor of Ocumension Therapeutics (Hong Kong) Limited (“Ocumension”) to Bion Tears and Tears Naturale (reported in Vision Care segment) and procedural eye drops (reported in Surgical segment). Under the terms of the agreements, Ocumension licensed the exclusive commercialization rights to Systane Ultra in China and development and commercialization rights to AR-15512 in China. In exchange, Alcon received up-front consideration of $116 million in the form of approximately 16.7% of the ordinary shares of Ocumension. Alcon will also receive royalties and defined AR-15512 sales milestones.
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN Vision Ltd. ("BELKIN") as provided under the Agreement and Plan of Merger ("BELKIN Agreement"). This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing for the net identifiable assets recognized, net of cash acquired, was $61 million.

3. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses, cell therapies to treat ocular diseases and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 1 are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments based on net sales and segment contribution, which is the single measure of segment profitability.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition and divestment related items, product discontinuation costs, fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, fair value remeasurements of investments in associated companies, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

Net sales and other revenues by segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024
Surgical
Implantables	432	422	1,308	1,319
Consumables	745	701	2,234	2,123
Equipment/other	243	215	664	657
Total Surgical net sales	1,420	1,338	4,206	4,099
Vision Care
Contact lenses	707	664	2,087	1,971
Ocular health	462	431	1,324	1,289
Total Vision Care net sales	1,169	1,095	3,411	3,260
Total net sales	2,589	2,433	7,617	7,359
Surgical other revenues	2	—	3	—
Vision Care other revenues	23	21	63	50
Total other revenues	25	21	66	50
Total net sales and other revenues	2,614	2,454	7,683	7,409
Segment contribution and reconciliation to income before taxes
The below tables summarize segment contribution, including material items of income and expense as required by IFRS 8, Operating Segments, and the associated IFRIC agenda decision published in July 2024. The below tables also include a reconciliation of segment contribution to Income before taxes.

	Surgical		Vision Care		Not allocated to segments		Total
	Three months ended September 30		Three months ended September 30		Three months ended September 30		Three months ended September 30
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024
Net sales	1,420	1,338	1,169	1,095	—	—	2,589	2,433
Other revenues	2	—	23	21	—	—	25	21
Cost of net sales	(531)	(493)	(420)	(393)	(185)	(178)	(1,136)	(1,064)
Cost of other revenues	(1)	—	(19)	(19)	—	—	(20)	(19)
Selling, general & administration	(386)	(364)	(401)	(367)	(78)	(78)	(865)	(809)
Research & development	(147)	(150)	(95)	(73)	(8)	(2)	(250)	(225)
Other income	—	—	—	—	10	5	10	5
Other expense	—	—	—	—	(21)	(10)	(21)	(10)
Segment contribution and Operating income	357	331	257	264	(282)	(263)	332	332
Interest expense					(51)	(49)	(51)	(49)
Other financial income & expense					3	10	3	10
Share of (loss) from associated companies					(1)	(1)	(1)	(1)
Income before taxes							283	292

	Surgical		Vision Care		Not allocated to segments		Total
	Nine months ended September 30		Nine months ended September 30		Nine months ended September 30		Nine months ended September 30
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024
Net sales	4,206	4,099	3,411	3,260	—	—	7,617	7,359
Other revenues	3	—	63	50	—	—	66	50
Cost of net sales	(1,580)	(1,473)	(1,233)	(1,231)	(590)	(531)	(3,403)	(3,235)
Cost of other revenues	(2)	—	(49)	(47)	—	—	(51)	(47)
Selling, general & administration	(1,114)	(1,084)	(1,189)	(1,125)	(245)	(239)	(2,548)	(2,448)
Research & development	(442)	(422)	(257)	(205)	(18)	(17)	(717)	(644)
Other income	—	—	—	—	164	16	164	16
Other expense	—	—	—	—	(81)	(33)	(81)	(33)
Segment contribution and Operating income	1,071	1,120	746	702	(770)	(804)	1,047	1,018
Interest expense					(151)	(144)	(151)	(144)
Other financial income & expense					16	34	16	34
Share of (loss) from associated companies					(16)	(1)	(16)	(1)
Income before taxes							896	907
Net sales by region(1)

	Three months ended September 30				Nine months ended September 30
($ millions unless indicated otherwise)	2025		2024		2025		2024
United States	1,167	45%	1,112	46%	3,464	45%	3,402	46%
International	1,422	55%	1,321	54%	4,153	55%	3,957	54%
Net sales	2,589	100%	2,433	100%	7,617	100%	7,359	100%
(1)     Net sales by location of third-party customer.

4. Income taxes
Federal legislation
On July 4, 2025, the United States Congress enacted budget reconciliation bill H.R. 1, which includes significant provisions such as the permanent extension of certain provisions of the Tax Cuts and Jobs Act that were set to expire. The legislation has multiple effective dates, with certain provisions effective in 2025 and others to be implemented through 2027. The enactment of H.R. 1 did not materially impact Alcon's Condensed Consolidated Financial Statements for the period ended September 30, 2025.
Alcon continues to evaluate the potential future impact of the tax law changes on our Consolidated Financial Statements, but does not expect H.R. 1 to have a material impact to the effective tax rate. Alcon is currently assessing the provisions of H.R. 1 on the timing of deductions, which may impact cash tax payment obligations.

5. Dividends, earnings per share and share repurchase program
Dividends
On February 25, 2025, the Company's Board of Directors (the "Board") proposed a dividend of CHF 0.28 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 6, 2025 and paid in May 2025 for an amount of $166 million.
On February 27, 2024, the Board proposed a dividend of CHF 0.24 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 8, 2024 and paid in May 2024 for an amount of $130 million.
Earnings per share
As of September 30, 2025, there were 491.2 million outstanding common shares after repurchases of 4.6 million common shares, partially offset by the delivery of 1.2 million net shares vesting under the equity incentive programs during the nine months ended September 30, 2025.
Basic earnings per share is computed by dividing net income attributable to shareholders of Alcon Inc. for the period by the weighted average number of common shares outstanding during the period. For the three and nine months ended September 30, 2025, the weighted average number of shares outstanding was 493.2 million and 494.5 million, respectively. For the three and nine months ended September 30, 2024, the weighted average number of shares outstanding was 494.6 million and 494.3 million, respectively.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 10. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three and nine months ended September 30, 2025, the weighted average diluted number of shares outstanding was 495.9 million and 497.3 million, respectively, which includes the potential conversion of 2.7 million and 2.8 million unvested equity-based awards, respectively. For the three and nine months ended September 30, 2024, the weighted average diluted number of shares outstanding was 497.7 million and 497.2 million, respectively, which includes the potential conversion of 3.1 million and 2.9 million unvested equity-based awards, respectively.
Share repurchase program
On February 25, 2025, the Board authorized the repurchase of up to $750 million of the Company’s common shares. The shares acquired are held in treasury and are intended to offset the dilutive effect of shares vesting under Alcon's equity-based incentive plans. Alcon expects to fund the repurchases through cash generated from operations. The program is authorized by the Swiss Takeover Board and subject to customary safe harbor conditions. The timing and total amount of share repurchases will depend upon a variety of factors. The share repurchase program is expected to be completed over a three year period but may be suspended or discontinued at any time.
On March 27, 2025, the Company executed an agreement with a bank to set the terms on which the bank will execute the share repurchases as the Company's agent. The agreement with the bank is cancellable at any time without continuing obligation such that no financial liability exists to the Company from execution of the agreement or the approval of the program. As of September 30, 2025, 4.6 million shares were repurchased for a total consideration of $384 million. Total cash payments for acquisition of treasury shares of $369 million were recorded to "Payments for acquisition of treasury shares" within the financing section of the Consolidated Statement of Cash Flows. Liabilities of $15 million were recorded to "Provisions & other current liabilities" on the Condensed Consolidated Balance Sheet for share repurchases which were initiated but not settled as of September 30, 2025.

6. Intangible assets other than goodwill
Intangible asset impairment charges
Impairment charges during the three months ended September 30, 2025 amounted to $2 million, recognized in Research and development in the Condensed Consolidated Income Statement due to the full impairment of an acquired IPR&D cash generating unit ("CGU") in the Vision Care reportable segment due to discontinuation of the project. Impairment charges during the nine months ended September 30, 2025 amounted to $45 million, including $43 million recognized in Cost of net sales in the Condensed Consolidated Income Statement in the second quarter due to the full impairment of a currently marketed product CGU in the Vision Care reportable segment due to discontinuation of commercialization of the product.
There were no impairment charges during the three months ended September 30, 2024. Impairment charges during the nine months ended September 30, 2024 amounted to $9 million recognized in Research & development in the Condensed Consolidated Income Statement during the second quarter due to the full impairment of an acquired IPR&D CGU in the Surgical reportable segment due to discontinuation of the project.

7. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of September 30, 2025 and December 31, 2024.

($ millions)	September 30, 2025	December 31, 2024
Non-current financial debts
Local facilities (Japan), floating rate debt due 2028	54	—
2.750% Series 2026 Notes	—	499
2.375% Series 2028 Notes	584	517
3.000% Series 2029 Notes	996	995
2.600% Series 2030 Notes	747	746
5.375% Series 2032 Notes	695	694
3.800% Series 2049 Notes	495	495
5.750% Series 2052 Notes	592	592
Revolving facility, floating rate due 2030	—	—
Total non-current financial debts	4,163	4,538

Current financial debts
Local facilities, floating rate:
Japan	—	26
All others	63	67
2.750% Series 2026 Notes	499	—
Other short-term financial debts, floating rate	6	8
Derivatives	2	4
Total current financial debts	570	105
Total financial debts	4,733	4,643
Interest expense recognized for Financial debts, excluding lease liabilities, was $43 million and $127 million for the three and nine months ended September 30, 2025, respectively, and $41 million and $124 million for the three and nine months ended September 30, 2024, respectively.

Revolving credit facility
In September 2025, the Revolving Credit Facility was extended for one additional year to October 2030. The $1.32 billion Revolving Credit Facility remained undrawn as of September 30, 2025.
2025 Bridge Loan Facilities
On August 20, 2025, the Company executed a $1.9 billion bridge loan agreement (the "2025 Bridge Loan Facilities") with Morgan Stanley Bank International Limited and Morgan Stanley Bank, N.A., split in two tranches of $1.4 billion (“Facility A”) and $0.5 billion (“Facility B”), respectively, with Alcon Finance Corporation being an additional possible borrower. The 2025 Bridge Loan Facilities will be fully guaranteed by the Company. Facility A is restricted for use in funding the planned acquisition of STAAR Surgical Company ("STAAR"), whereas Facility B may be used for financing or refinancing of any other acquisitions. On August 29, 2025, a syndication agreement was executed to add more financial institutions as new lenders under the 2025 Bridge Loan Facilities. The 2025 Bridge Loan Facilities remained fully undrawn as of September 30, 2025. The maturity of the 2025 Bridge Loan Facilities will be determined upon the completion of the related acquisitions.
Local bilateral facilities
On January 20, 2025, three local bilateral facilities in Japan which were set to mature in February 2025 were refinanced by two facilities with three year maturities totaling $64 million (JPY 10 billion) using the FX rate as of January 20, 2025. Of that amount, $54 million was drawn as of September 30, 2025. The two local bilateral facilities are guaranteed by the Company.

8. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds, equity securities in public companies and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds and equity securities in public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Investments in money market funds are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. Fair value measurements classified as Level 3 are performed primarily using the income approach or market approach. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies, and contingent consideration liabilities measured at FVPL.

The below table summarizes financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2025 and December 31, 2024.

	September 30, 2025				December 31, 2024
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets
Long-term financial investments measured at FVOCI(1)	151	—	170	321	81	—	201	282
Long-term financial investments measured at FVPL	—	—	3	3	—	—	1	1
Deferred compensation assets(2)	197	—	—	197	180	—	—	180
Non-current financial assets at fair value	348	—	173	521	261	—	202	463
Current financial assets
Money market funds	734	—	—	734	432	—	—	432
Current portion of long-term financial investments measured at FVPL(3)	—	—	1	1	—	—	1	1
Derivative financial instruments(3)	—	6	—	6	—	12	—	12
Current financial assets at fair value	734	6	1	741	432	12	1	445
Financial assets at fair value	1,082	6	174	1,262	693	12	203	908

Financial liabilities
Contingent consideration liabilities	—	—	(166)	(166)	—	—	(96)	(96)
Derivative financial instruments	—	(2)	—	(2)	—	(4)	—	(4)
Financial liabilities at fair value	—	(2)	(166)	(168)	—	(4)	(96)	(100)
(1)    As of December 31, 2024, included $11 million of Long-term convertible notes due from associated companies.
(2)    Recorded in Other non-current assets.
(3)    Recorded in Other current assets.
There were no transfers of financial assets or liabilities between levels in the fair value hierarchy during the nine months ended September 30, 2025.
The carrying amount is a reasonable approximation of fair value for all other financial instruments as of September 30, 2025 and December 31, 2024, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes ("Notes"). As of September 30, 2025, the Notes are recorded in Non-current financial debts, with the exception of the Series 2026 Notes, which are recorded in Current financial debts. As of September 30, 2025, the Notes had a fair value of $4,461 million and a carrying value of $4,608 million. As of December 31, 2024, the Notes are recorded in Non-current financial debts. As of December 31, 2024, the Notes had a fair value of $4,240 million and a carrying value of $4,538 million. The fair value of the Notes was determined using Level 2 inputs. The Notes were valued using the quoted market price for such Notes, which have low trading volumes.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2025	2024	2025	2024
Balance as of January 1	201	147	2	8
Additions	19	106	4	—
Net (losses)/gains recognized in Consolidated Statement of Comprehensive Income	(23)	93	—	—
Net gains recognized in Consolidated Income Statement	—	—	—	2
Amortization	—	—	(2)	(2)
Settlements	(27)	(20)	—	(5)
Balance as of September 30	170	326	4	3
During the prior year period, gains recognized for Long-term financial investments measured at FVOCI primarily relate to a fair value adjustment in the third quarter for an equity interest in a private company. The fair value of these equity securities was determined using the market approach with Level 3 inputs that are not readily observable, primarily prices for similar securities of the same company.
Financial liabilities

	Contingent consideration liabilities
($ millions)	2025	2024
Balance as of January 1	(96)	(90)
Additions	(63)	(6)
Accretion for passage of time	(8)	(5)
Currency translation effects	1	—
Balance as of September 30	(166)	(101)
Additions to contingent consideration liabilities in the current year period relate to the LumiThera and Cylite acquisitions. Additions to contingent consideration liabilities in the prior year period relate to the BELKIN acquisition. Refer to Note 12 for additional information.
As of September 30, 2025, the probability of success for various development and commercial milestones ranges from 0% to 95% and the maximum remaining potential payments related to contingent consideration from business combinations is $1.4 billion, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from late 2026 through 2039 for contingent consideration obligations as of September 30, 2025.

Long-term note receivable and other financial assets measured at amortized cost
As described in Note 17 to the Consolidated Financial Statements in the Form 20-F, on May 22, 2023, Alcon entered into financing arrangements with a long-term supplier, Lifecore Biomedical, Inc. and certain of its affiliates (collectively, “Lifecore”) resulting in financial assets which Alcon concluded were originated credit-impaired. The maximum exposure to credit risk is reflected in the carrying value of the assets, which amounted to $188 million as of September 30, 2025, including a non-current portion of $187 million in Financial assets and a current portion of $1 million in Other current assets. As of September 30, 2025, in accordance with the terms of the Pledge and Security agreement (“security agreement”), the credit risk exposure is fully mitigated by the collateral, with an estimated amount of approximately $385 million. The estimated amount of collateral increased approximately 20% from December 31, 2024 based on updated forecasts reflecting recent market data and discounted cash flow analysis. There have been no significant changes in the quality of the collateral, the terms of the signed security agreement or the credit monitoring procedures described in Note 17 to the Consolidated Financial Statements in the Form 20-F. In addition, as of September 30, 2025, Alcon assessed there was no lifetime expected credit loss due to the value of the collateral under the security agreement.
Derivatives
The below table summarizes the net value of unsettled positions for currency derivatives contracts including swaps, forwards and options as of September 30, 2025 and December 31, 2024.

($ millions)	September 30, 2025	December 31, 2024
Unrealized gains in Other current assets	6	12
Unrealized losses in Current financial debts	(2)	(4)
Net value of unsettled positions for derivatives contracts	4	8
There are master agreements with several banking counterparties for derivative financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of September 30, 2025 or December 31, 2024.
Nature and extent of risks arising from financial instruments
Note 17 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant updates to our assessment of the nature and extent of risks arising from financial instruments or corresponding risk management policies during the period.

9. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
9.1     Depreciation, amortization, impairments and fair value adjustments

	Nine months ended September 30
($ millions)	2025	2024

Property, plant & equipment	307	292
Right-of-use assets	67	62
Intangible assets	629	564
Other non-current assets(1)	(144)	(2)
Total	859	916
(1)    For the nine months ended September 30, 2025, Other non-current assets includes gains on fair value remeasurements of investments in associated companies. Refer to Note 12 for additional information.

9.2     Change in net current assets and other operating cash flow items

	Nine months ended September 30
($ millions)	2025	2024

(Increase) in inventories	(176)	(92)
(Increase)/decrease in trade receivables	(90)	16
Increase in trade payables	90	35
Net change in other operating assets	(11)	(28)
Net change in other operating liabilities	(52)	(92)
Total	(239)	(161)

10. Equity-based compensation
As described in Note 23 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the nine months ended September 30, 2025 and 2024.

	Nine months ended September 30
(shares in millions)	2025	2024
Unvested at January 1	5.2	4.9
Granted	2.6	2.3
Vested	(1.7)	(1.8)
Forfeited	(0.3)	(0.2)
Unvested at September 30	5.8	5.2

11. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, mergers and acquisitions, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977, as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of significant legal proceedings to which Alcon or any of its subsidiaries was a party as of the date of the Form 20-F. In the first quarter of 2025, both Alcon and the generic drug company defendant in the patent litigation concerning Simbrinza filed notices of appeal of certain rulings made by the trial court. As of November 11, 2025, there have been no other significant developments in the proceedings described in the Form 20-F nor any new significant proceedings commenced since the date of the Form 20-F.
Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

12. Acquisitions
Acquisitions of businesses
During the first nine months of 2025 and 2024, acquisitions of businesses included LumiThera, Inc., Aurion Biotech, Inc., Cylite Pty Ltd. and BELKIN Vision Ltd. respectively, described below.
Surgical - Acquisition of LumiThera, Inc.
On September 2, 2025, Alcon closed on a merger agreement and acquired the remaining outstanding equity of LumiThera, resulting in 100% ownership when combined with Alcon's existing investment in LumiThera. LumiThera is a privately held, US-based company that developed and commercializes the Valeda photobiomodulation device, a multi-wavelength treatment for dry age-related macular degeneration, which supplements Alcon's Surgical portfolio. The acquisition of the equity interest was accounted for as a business combination that resulted in goodwill of $42 million after the preliminary PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $125 million.
The potential commercial milestones payable for specified revenue targets between 2026 and 2039 could be up to $660 million and the potential development milestones payments for regulatory approval in China or Japan could be up to $30 million. The contingent consideration recognized during the third quarter of 2025 represents its fair value (Level 3) at the acquisition date.
The acquisition date fair value of the previously held financial investment measured at FVOCI by Alcon was $16 million, resulting in a remeasurement fair value gain in Other comprehensive income of $9 million, net of taxes.
The below table summarizes the preliminary PPA for the LumiThera business combination at acquisition date. The fair value of the assets acquired and liabilities assumed for the acquisition were based on preliminary calculations and valuations, and are subject to change as additional information is obtained during the respective measurement period up to one year from the acquisition date.

($ millions)	Preliminary PPA
Current marketed products	185
Deferred tax assets	9
Inventories	5
Trade receivables	2
Cash and cash equivalents	1
Other current assets	1
Deferred tax liabilities	(42)
Trade payables	(2)
Provisions and other current liabilities	(3)
Net identifiable assets acquired	156
Goodwill	42
Net assets acquired as a result of business combination	198

Cash paid at closing	126
Cash expected to be paid after closing	2
Previously-held FVOCI financial investment	16
Contingent consideration	54
Total acquisition date fair value of consideration	198

Goodwill is attributable primarily to the accounting impact of deferred tax liabilities and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $2 million and $6 million were recognized in Other expense in the Condensed Consolidated Income Statement for the three and nine months ended September 30, 2025, respectively. These were reported in operating cash flows in the Condensed Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the LumiThera business acquisition as it is not material to the Condensed Consolidated Financial Statements. The results of operations since the date of acquisition were not material.
Vision Care - Acquisition of majority interest in Aurion Biotech, Inc.
On March 24, 2025, Alcon closed on agreements with certain existing shareholders of Aurion to acquire approximately 58.7% of outstanding equity for approximately $486 million and outstanding convertible notes from the same shareholders for approximately $36 million, totaling $522 million cash paid at closing. When combined with Alcon's existing 40.3% investment in Aurion, the transaction resulted in 99% ownership of Aurion on an outstanding basis. Aurion's ownership on a fully diluted basis at closing was approximately 85.0% held by Alcon and 15.0% held by non-controlling interests. This transaction supports Alcon's ophthalmic pharmaceutical portfolio expansion, including biopharmaceutical applications, with the potential to advance the first-ever corneal cell therapy candidate. The acquisition of majority interest was accounted for as a business combination that resulted in goodwill of $172 million after the preliminary PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $496 million. The transaction also resulted in non-controlling interests, described below.
The acquisition date fair value of the equity interest previously held by Alcon was $334 million, resulting in a remeasurement fair value gain of $136 million in the first quarter of 2025. The fair value gain has been included in Other income in the Condensed Consolidated Income Statement.

The preliminary PPA for the Aurion acquisition was not finalized as of the date the first and second quarter of 2025 interim financial statements were issued. During the measurement period, Alcon updated its preliminary valuation of the fair value of acquired assets and assumed liabilities, primarily due to changes in financial projections for certain operations. The below table summarizes the updated preliminary PPA for the Aurion business combination as of September 30, 2025. The PPA remains provisional pending final measurement of the non-controlling interests and valuation of acquired tax attributes.

($ millions)	Preliminary PPA	Measurement period adjustments	Updated preliminary PPA
Property, plant and equipment	3	—	3
Right-of-use assets	6	—	6
Current marketed products	105	(40)	65
Acquired IPR&D	825	(5)	820
Deferred tax assets	43	—	43
Other current assets	6	—	6
Cash and cash equivalents	26	—	26
Non-current lease liabilities	(4)	—	(4)
Non-current financial debts	(1)	—	(1)
Deferred tax liabilities	(212)	10	(202)
Current financial debts	(34)	—	(34)
Current lease liabilities	(2)	—	(2)
Current income tax liabilities	(1)	—	(1)
Trade payables	(3)	—	(3)
Provisions and other current liabilities	(14)	3	(11)
Net identifiable assets acquired	743	(32)	711
Goodwill	140	32	172
Non-controlling interests	(27)	—	(27)
Net assets acquired as a result of business combination	856	—	856

Cash paid at closing	522	—	522
Previously-held investment in associated company	334	—	334
Total acquisition date fair value of consideration	856	—	856

Goodwill is attributable primarily to assembled workforce and biopharmaceutical research and development capabilities. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $2 million were recognized in Other expense in the Condensed Consolidated Income Statement and were reported in operating cash flows in the Condensed Consolidated Statement of Cash Flows.
Subsequent to the acquisition, the current and non-current financial debts were repaid in the second quarter of 2025.
Pro forma financial information is not presented for the Aurion business acquisition as it is not material to the Condensed Consolidated Financial Statements.
For the period from the date of the Aurion acquisition, March 24, 2025, through September 30, 2025, the acquired business increased Alcon's Net sales by $7 million and reduced Alcon's Net income by $25 million.

Non-controlling interests
Alcon elected to recognize the non-controlling interests in Aurion at fair value.
Non-controlling interests with a fair value of $27 million were recognized at acquisition date, comprised of common stock and vested options. The fair value of non-controlling interests was estimated using the market and income approaches, which were equally weighted. The income approach valuation utilized net present value techniques which involve significant judgment by management and include assumptions with measurement uncertainty. The estimates include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected growth rates, discount rates and future tax rates. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques. Since the cash flow projections are a significant unobservable input, the fair value of the non-controlling interests was classified as Level 3 in the fair value hierarchy.
On March 26, 2025, the Aurion Board exercised its discretion under the Aurion stock plan and approved an exchange of outstanding vested options of Aurion employees for cash as settlement of their non-controlling interests in Aurion. During the third quarter of 2025, settlement agreements were executed among certain former Aurion executives, Alcon and Aurion. As part of these agreements, certain payments were made to these former executives and, additionally, Alcon acquired additional non-controlling interests in Aurion. As a result, Alcon's fully diluted interest in Aurion increased from 85.0% on the business combination date to 99% as of September 30, 2025.
The below table summarizes movements in the non-controlling interests on a fully diluted basis from the acquisition date to the end of the reporting period.

($ millions unless indicated otherwise)	Non-controlling interests (%)	Non-controlling interests
Initial recognition at acquisition date	15.0%	27
Changes in non-controlling interests	(14.0)%	(25)
Non-controlling interests as of September 30, 2025	1.0%	2
Profits and losses attributable to non-controlling interests are calculated on an outstanding basis.
Surgical - Acquisition of Cylite Pty Ltd.
On January 16, 2025, Alcon executed a stock purchase agreement and acquired approximately 91.2% of outstanding equity from Cylite shareholders, resulting in 100% ownership when combined with Alcon's existing 8.8% investment in Cylite. The Cylite diagnostic device complements Alcon’s existing Surgical portfolio for cataracts. The acquisition of the remaining equity interest was accounted for as a business combination that resulted in goodwill of $90 million after the preliminary PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $72 million.
The development milestone contingent consideration is related to a potential payment of up to $10 million upon achievement of the first commercial sale of a defined product within the United States. The contingent consideration recognized during the first quarter of 2025 represents its fair value (Level 3) at the acquisition date.
The acquisition date fair value of the equity interest previously held by Alcon was $14 million, resulting in a remeasurement fair value gain of $6 million in the first quarter of 2025. The fair value gain has been included in Other income in the Condensed Consolidated Income Statement.

The below table summarizes the preliminary PPA for the Cylite business combination at acquisition date. The fair value of the assets acquired and liabilities assumed for the acquisition were based on preliminary calculations and valuations, and the estimates and assumptions for this acquisition are subject to change as additional information is obtained during the respective measurement period up to one year from the acquisition date.

($ millions)	Preliminary PPA
Property, plant and equipment	1
Right-of-use assets	1
Current marketed products	4
Acquired IPR&D	33
Inventories	1
Cash and cash equivalents	6
Other assets	1
Deferred tax liabilities	(11)
Lease liabilities	(1)
Trade payables	(1)
Provisions and other current liabilities	(1)
Net identifiable assets acquired	33
Goodwill	90
Net assets acquired as a result of business combination	123

Cash paid at closing	78
Cash expected to be paid after closing	2
Previously-held FVOCI financial investment	11
Previously-held commercialization rights in intangible assets	9
Contingent consideration	9
Previously-held investment in associated company	14
Total acquisition date fair value of consideration	123
Goodwill is attributable primarily to buyer-specific synergies, including benefits to intraocular lens sales, development collaboration arrangement and associated development timeline reduction, and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $1 million were recognized in Other expense in the Condensed Consolidated Income Statement and were reported in operating cash flows in the Condensed Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the Cylite business acquisition as it is not material to the Condensed Consolidated Financial Statements.
For the period from the date of the Cylite acquisition, January 16, 2025, through September 30, 2025, the acquired business reduced Alcon's Net income by $12 million.
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN as provided under the BELKIN Agreement. This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the PPA of the consideration to the fair values of acquired assets and assumed liabilities. The acquisition date fair value of the previously-held financial investments measured at FVOCI by Alcon was $20 million. Total cash paid at closing for the net identifiable assets recognized,net of cash acquired, was $61 million.
Under the BELKIN Agreement, there were additional amounts, up to $385 million, to be potentially paid upon achievement of certain commercial milestones if annual sales exceed defined targets within defined periods after closing. The contingent consideration recognized during the third quarter of 2024 totaled $6 million, which represents its fair value (Level 3) at the acquisition date.

The below table summarizes the PPA for the BELKIN business combination which was finalized in the third quarter of 2024.

($ millions)	PPA
Property, plant and equipment	1
Currently marketed products	75
Deferred tax assets	6
Inventories	3
Cash and cash equivalents	3
Other current assets	2
Deferred tax liabilities	(17)
Provisions and other current liabilities	(1)
Net identifiable assets acquired	72
Goodwill	20
Net assets acquired as a result of business combination	92

Cash paid at closing	64
Cash expected to be paid after closing	2
Previously-held FVOCI financial investments	20
Contingent consideration	6
Total acquisition date fair value of consideration	92
The goodwill is primarily attributable to buyer-specific synergies and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $1 million were recognized in Other expense in the 2024 Consolidated Income Statement and were reported in operating cash flows in the 2024 Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the BELKIN business acquisition as it is not material to the Consolidated Financial Statements.
For the period from the date of the BELKIN acquisition, July 1, 2024, through September 30, 2024, the acquired business increased Alcon's 2024 Net sales by $0.2 million and reduced Alcon's 2024 Net income by $2 million.
Proposed acquisition of LENSAR, Inc.
On March 23, 2025, Alcon entered into a definitive agreement to acquire all outstanding shares of LENSAR, Inc. ("LENSAR"), a global medical technology company focused on advanced laser solutions for the treatment of cataracts, with a total consideration of up to approximately $430 million. The planned acquisition will complement Alcon’s existing Surgical portfolio in the treatment of cataracts. The transaction is subject to customary closing conditions, including regulatory approval and approval by LENSAR’s stockholders, and is expected to close in early 2026.
Proposed acquisition of STAAR Surgical Company
On August 4, 2025, Alcon entered into a definitive agreement to acquire STAAR, a global medical technology company focused on the research, development, manufacturing, distribution and sale of phakic intraocular lenses. The planned acquisition will complement Alcon’s existing Surgical portfolio in the treatment of myopia. Pursuant to the terms of the agreement, Alcon agreed to pay $28.00 per share to acquire all outstanding shares of STAAR’s common stock for total consideration of approximately $1.5 billion. The transaction is subject to customary closing conditions, including regulatory approval and approval by STAAR’s stockholders, and is expected to close in six to nine months.

13. Related parties transactions
Investments in associated companies
As of September 30, 2025, Alcon holds voting interest of approximately 21.6% in an associated company. As of December 31, 2024, Alcon also held voting interests of approximately 40.3% in an associated company which Alcon acquired a majority interest in during the first quarter of 2025 and 8.8% in an associated company which was wholly acquired during the first quarter of 2025. Associated companies are accounted for using the equity method as Alcon is considered to have significant influence.
The below table summarizes activity related to investments in associated companies for the nine months ended September 30, 2025 and 2024.

	Investments in associated companies
($ millions)	2025	2024
Balance as of January 1	293	10
Purchases	8	75
Share of (loss) from associated companies recognized in Consolidated Income Statement	(16)	(1)
Gains on fair value remeasurements recognized in Consolidated Income Statement(1)	142	—
Recognition of business combinations(1)	(348)	—
Balance as of September 30	79	84
(1)    Refer to Note 12 for additional information.
There were no amounts due from associated companies as of September 30, 2025. As of December 31, 2024, long-term convertible notes due from associated companies included in Financial assets on the Condensed Consolidated Balance Sheet amounted to $11 million.

14. Subsequent events
These unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Audit & Risk Committee on November 11, 2025.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our 2025 outlook, liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; our ability to effectively manage the risks associated with the ethical use of disruptive technologies; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; the increasingly challenging economic, political and legal environment in China; terrorism, war and other resulting events such as economic sanctions and trade restrictions; our ability to manage the risks associated with operating as a third party contract manufacturer; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our success in completing and integrating strategic acquisitions, including equity investments in early-stage companies; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise. We also undertake no obligation to update the 2025 outlook as circumstances evolve.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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